Filed by Amersham plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-9

of the Securities Exchange Act of 1934

Subject Company: Amersham plc

Commission File No.: 1-14710

Transcript of an interview with Sir William Castell, CEO of Amersham plc to be published on www.amersham.com, (the company’s website) and at www.cantos.com.

Rationale for the deal

Q:    Why are you recommending this transaction to shareholders?

A:    The £8 [a share] offer we received represents excellent value for Amersham shareholders. It represents excellent value also for our employees and our customers and it’s unusual that those three facets of a transaction come together.

I’ve been looking at how we develop our vision of personalised medicine very closely over the last two years and I’ve been looking to see how we would scale ourselves to undertake what is an exceptionally large task. So GE was already on my radar in terms of people who had the type of technologies that we might wish to collaborate with. They weren’t on my radar in terms of people that we might relate to. So when Jeff Immelt knocked on my door two years ago and started to talk about this transaction I started to analyse what we might get from the transaction.

So, critically, good shareholder value. Secondly, good opportunities for our employees to continue their drive for innovation in this field. And thirdly, an exceptional chance, because of the scale, the competencies, we are bringing together, to create a new chapter of medicine.

Q:    But Amersham was valued at just over £100m when it floated. This deal is putting a value of £6b on the company. With such great growth, why sell now?

A:    Well I think you’ve got to take a view of the opportunities in the market place. I have to say when we started looking at the strategic development of Amersham in 1990 we embraced the world of molecular medicine. Then that was an exciting and new world and it’s a world that we’ve become a leader in. That takes us naturally into the world of personalised medicine. That is an extraordinary challenge. You’re talking about a transformation in medicine, but also in society in terms of how society approaches healthcare. For that we have to re-scale ourselves to be successful. So my recommendation to the board has been very clearly that our probability of success in delivering the vision of personalised medicine is greatly enhanced by going this route, through scale and through the synergies we get with GE in terms of the synergies of the market place, the synergies of our complementary technologies. Overall I think this is the right way for the company to proceed.

Q:    Why are you recommending an all share offer? Why aren’t you insisting on a cash offer?

A:    Well that’s a good question. We went after the best offer we could get. The best offer we could get was GE giving us shares to a value of £8 [a share]. Now GE has very marketable stock and having not got cash we went for the best insurance policy we could get. In technical terms that’s called a “collar” and we got a 21.6 per cent insurance policy on today’s GE price, in terms of the fact that their price can drop in sterling by up to 21.6 per cent before that £8 will be less than £8. So we got good insurance. We got a good offer.

Impact on Amersham employees

Q:    What impact are you expecting for employees?

A:    For employees? I think it’ll have a very good impact. I can see that there will be an integration of our business worldwide. We’re talking about a 3 per cent synergy in our total cost base over the next three years. But we have a business that is growing fast worldwide. I expect our numbers to go up over the next three years as we achieve those operational efficiencies. But what’s important for our employees is their commitment to innovation and this is underpinning innovation. What’s important for our employees is their career opportunity and I have to say I’m very impressed by the way that GE invests in its employees, in their training and their career opportunities worldwide. So if you want a good career with a company worldwide in the healthcare technology area, come to Healthcare Technologies in GE. We’ll give you an exceptional future.

Q:    What about your own role in the enlarged company?

A:    My own role, I’m certainly looking forward to. I have been asked by Jeff Immelt, who I’ve got to know over the last two years, not only to join his board but to become a Vice Chairman. He’s asked me to lead Healthcare Technologies. That means leading the integration, leading with Jeff the strategic vision. Jeff has tremendous insight into this area, having run the medical business for GE prior to becoming the Chairman and President of GE. So I see myself working closely with Jeff on where we take the Healthcare Technologies area. But he’s also asked me to support him across his board in terms of all the investment streams of GE. So I’m going to be challenged by a much wider agenda and having fun working with an exceptional business leader.

Next steps and future opportunities

Q:    What are the next steps to completing this deal?

A:    We have announced this transaction this morning. We will be making our competition authority submissions before the end of the year and then we’ll go through the only conditions precedent, which is to get clearance from the US and EU competition agencies. After that we will post the offer to our shareholders. There will be a scheme of reconstruction, which involves a Court process. But I hope that six weeks after the clearance by the competition agencies, that we expect during 2004, we will have completed the transaction with our shareholders warmly embracing the £8 [a share] offer we received today.

Q:    So what ultimately is your vision for GE Healthcare Technologies?

A:    My vision for GE Healthcare Technologies is that we are the leading diagnostic company. That we will pioneer a new chapter in medicine. That we will integrate all diagnostic information in front of the referring physician in such a way as he can embrace not only today’s diagnostics, but tomorrow’s. Tomorrow’s includes genetic understanding both for predisposition to disease and genetic variation. The ability to segment customers based on the efficacy or lack of side effects of drugs—and that’s called pharmacogenomics—and leading to a better quality of life. One where we move from yesterday’s paradigm of medicine, which is largely empirical—“I feel ill; what’s the diagnosis?”—to a medicine which predicts disease, that identifies disease before it becomes clinically important, that allows us to better identify therapy and allows us to make sure that therapy is working.

So it’s a transformation. It will deliver a better quality of life. It will deliver better cost effectiveness for the health care challenges, the cost challenges, around the world and it is a vision that is almost a reality today. It’s following on very quickly from the rapid developments in IT and the rapid understanding of biology that descends from the sequencing of the human genome and the better understanding of proteins in the body. It’s the most exciting age in terms of biological science. I have the privilege of, in the future, leading the leading diagnostic company in realising the benefits of high technology for our consumers and customers worldwide.

The directors of Amersham plc (“Amersham”) accept responsibility for the information contained in this interview. To the best of the knowledge and belief of the directors of Amersham (who have taken all reasonable care to ensure that such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Unless otherwise permitted by applicable law and regulation, copies of this interview and any other documents related to the Acquisition are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into Japan or Australia and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from Japan or Australia.

This interview contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of General Electric Company (“General Electric”) resulting from and following the acquisition. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions of the acquisition, General Electric’s ability to successfully combine the business of GE Medical Systems and Amersham and to realise expected synergies from the acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces. More detailed information about certain of these factors is contained in General Electric’s and Amersham’s filings with the SEC. Neither General Electric nor Amersham undertakes any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

This interview does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. If and when General Electric commences its acquisition for Amersham securities and the acquisition is implemented by way of a UK scheme of arrangement, any securities to be issued pursuant to the scheme of arrangement will not be registered under the Securities Act of 1933 but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof and Amersham will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when General Electric commences its acquisitions for Amersham securities and the acquisition is implemented by way of an offer rather than a scheme of arrangement, General Electric will file a Registration Statement relating to the offer with the SEC. If General Electric files a Registration Statement with the SEC, it will contain a prospectus and other documents relating to the offer. Such prospectus and other documents will contain important information about General Electric, Amersham, the offer and related matters. Holders of Amersham securities who are US persons or who are located in the United States are urged to read such prospectus (if any) and other documents that would form part of such Registration Statement if and when it becomes available before they make any decision with respect to the offer. Holders of Amersham securities should also read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Amersham relating to the offer. Such prospectus and any other relevant documents filed by General Electric and Amersham with the SEC will be available free of charge at the SEC’s web site at www.sec.gov and from General Electric. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800 732 0330.

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